                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                              (AMENDMENT NO. 1)(1)


                                Innovo Group Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    457954600
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          |_| Rule 13d-1(b)
          |X| Rule 13d-1(c)
          |_| Rule 13d-1(d)


                       (Continued on the following pages)

                               (Page 1 of 8 Pages)


--------------------------------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457954600                   13G                     Page 2 of 8 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     PAR INVESTMENT PARTNERS, L.P.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF DELAWARE

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,057,800 COMMON STOCK
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          NONE
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,057,800 COMMON STOCK
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            NONE
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,057,800 COMMON STOCK

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.2% COMMON STOCK

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 457954600                   13G                     Page 3 of 8 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     PAR GROUP, L.P.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF DELAWARE

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,057,800 COMMON STOCK
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          NONE
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,057,800 COMMON STOCK
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            NONE
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,057,800 COMMON STOCK

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.2% COMMON STOCK

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 457954600                   13G                     Page 4 of 8 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     PAR CAPITAL MANAGEMENT, INC.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     STATE OF DELAWARE

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,057,800 COMMON STOCK
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          NONE
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,057,800 COMMON STOCK
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            NONE
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,057,800 COMMON STOCK

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.2% COMMON STOCK

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13G


Item 1(a). Name of Issuer:

           Innovo Group Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           5804 East Slauson Ave
           Commerce, CA 90040

Item 2(a). Names of Person Filing:

           PAR Investment Partners, L.P.
           PAR Group, L.P.
           PAR Capital Management, Inc.

Item 2(b). Business Mailing Address for the Person Filing:

           PAR Capital Management, Inc.
           One International Place, Suite 2401
           Boston, MA 02110

Item 2(c). Citizenship:

           State of Delaware

Item 2(d). Title of Class of Securities:

           COMMON STOCK

Item 2(e). CUSIP Number:

           457954600

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           Not Applicable

Item 4.    Ownership:

           (a) Amount Beneficially Owned:
                  3,057,800 COMMON STOCK

           (b) Percent of Class:
                  9.2% COMMON STOCK

           (c) Number of shares as to which such person has:

               (i) 3,057,800 COMMON STOCK

               (ii) shared power to vote or to direct the vote:

               (iii) sole power to dispose or to direct the disposition of:
                     3,057,800 COMMON STOCK

               (iv)  shared power to dispose or to direct the disposition of:

Item 5.    Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not Applicable

Item 8.    Identification and Classification of Members of the Group:

                  Not Applicable

Item 9.    Notice of Dissolution of Group:

                  Not Applicable

Item 10.   Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2006
                                          PAR INVESTMENT PARTNERS, L.P.
                                          By:      PAR GROUP, L.P.
                                                   its general partner

                                          By:      PAR CAPITAL MANAGEMENT, INC.
                                                   its general partner

                                          By:      /s/ Gina DiMento
                                                   ----------------------------
                                                   Gina DiMento, Vice President


                                          PAR GROUP, L.P.
                                          By:      PAR CAPITAL MANAGEMENT, INC.,
                                                   its general partner

                                          By:      /s/ Gina DiMento
                                                   ----------------------------
                                                   Gina DiMento, Vice President


                                          PAR CAPITAL MANAGEMENT, INC.

                                          By:      /s/ Gina DiMento
                                                   ----------------------------
                                                   Gina DiMento, Vice President

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the COMMON STOCK of Innovo Group Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

         In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2006.

                                   PAR INVESTMENT PARTNERS, L.P.
                                   By:      PAR GROUP, L.P.
                                            its general partner
                                   By:      PAR CAPITAL MANAGEMENT, INC.
                                            its general partner
                                   By:      /s/Gina DiMento
                                            ------------------------------------
                                            Gina DiMento, Vice President


                                   PAR GROUP, L.P.
                                   By:      PAR CAPITAL MANAGEMENT, INC.
                                            its general partner

                                   By:      /s/Gina DiMento
                                            ------------------------------------
                                            Gina DiMento, Vice President


                                   PAR CAPITAL MANAGEMENT, INC.

                                   By:      /s/Gina DiMento
                                            ------------------------------------
                                            Gina DiMento, Vice President